Unitrend Entertainment Group Limited

September 11, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nico Nalbantian
Erin Jaskot
Aamira Chaudhry
Adam Phippen

Re:	Unitrend Entertainment Group Limited
Registration Statement on Form 8-A (File No. 001-42840)
Registration Statement on Form F-1, as amended
Initially Filed on June 17, 2024
File No. 333-280248

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Cathay Securities, Inc., as the underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on Monday, September 15, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated June 17, 2025, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Cathay Securities, Inc.

By:	/s/ Xiaoyu Li
	Name:	Xiaoyu Li
	Title:	Chief Executive Officer